GEORGE M. SILFEN

PARTNER

PHONE 212-715-9522

FAX 212-715-8036

GSILFEN@KRAMERLEVIN.COM

June 21, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arden Investment Series Trust (the “Trust”)

File Nos.: 333-180881 and 811-22701

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), we, the Trust and Arden Securities LLC, the principal underwriter for the Trust’s series, Arden Alternative Strategies II and Arden Variable Alternative Strategies Fund (the “Funds”), respectfully request acceleration of the effective dates of the Trust’s post-effective amendments filed for the Funds with the Securities and Exchange Commission (the “SEC”) on June 21, 2013 (“PEA No. 3” and “PEA No. 4”, respectively), to as soon as possible on or after June 24, 2013.

We are aware of our obligations under the 1933 Act and believe that such acceleration would be consistent with the obligation of the SEC to have due regard for the protection of investors and would not be inconsistent with the purposes and policies of the Investment Company Act of 1940, as amended.

In addition to the above, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

1177 AVENUE OF THE AMERICAS     NEW YORK NY 10036-2714     PHONE 212.715.9100     FAX 212.715.8000     WWW.KRAMERLEVIN.COM

ALSO AT 47 AVENUE HOCHE     75008 PARIS FRANCE

Securities and Exchange Commission

June 21, 2013

•

the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert the action as a defense to any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact George Silfen of Kramer, Levin, Naftalis & Frankel LLP at (212) 715-9522. Thank you for your assistance regarding this matter.

Very truly yours,

ARDEN INVESTMENT SERIES TRUST		ARDEN SECURITIES LLC

By:	/s/ Andrew Katz	By:	/s/ N K Chern

	Title: Chief Financial Officer		Title: Authorized signatory